Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-231011) of Citizens Community Bancorp, Inc. and Subsidiary (the Company) of our report dated March 8, 2019, relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the Company’s change in fiscal year end from September 30 to December 31) and the effectiveness of internal control over financial reporting, appearing in the Transition Report on Form 10-K of the Company for the three months ended December 31, 2018.

We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, MN

May 15, 2019